

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 5, 2017

William B. Stilley, III
President and Chief Executive Officer
Adial Pharmaceuticals, Inc.
204 E. High Street
Charlottesville, VA 22902

> **Re: Adial Pharmaceuticals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 25, 2017**
> **File No: 333-220368**

Dear Mr. Stilley:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2017 letter.

Summary Financial Information, page 12

1.   Refer to your response to our prior comment 1. Your calculation of Pro forma net loss and Pro forma net loss per share includes adjustments which appear to be nonrecurring in nature. Please explain to us your consideration of Rules 11-02(b)(5) and 11-02(b)(6) of Regulation S-X.

You may contact Rolf Sundwall at (202) 551-3105 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Leslie Marlow, Esq.
        Gracin & Marlow, LLP